UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 1 is to amend and supplement the Soliciation/Recommendation Statement on Schedule 14D-9 previously filed by Schering AG on April 18, 2006 as amended on April 19, 2006.

ITEM 9.     EXHIBITS.

Item 9 is amended and supplemented by adding thereto:

Exhibit Number	Description
(a)(6)	Press Release of the Company, dated April 19, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Schering Aktiengesellschaft

By:	/s/ Dr. Christof Ehrhart
Name: Dr. Christof Ehrhart
Title: Head Corporate Communication Schering AG

By:	/s/ Oliver Renner
Name: Oliver Renner
Title: Head Corporate Business Communication Schering AG

Dated: April 19, 2006

EXHIBIT INDEX

Exhibit Number	Description
(a)(6)	Press Release of the Company, dated April 19, 2006

PRESS RELEASE

Annual General Meeting approves increase of dividend by 20 percent

Berlin, April 19, 2006 - The Annual General Meeting of Schering AG, Germany (FSE: SCH, NYSE: SHR) today approved a dividend of EUR 1.20 per share as proposed by the Executive Board and the Supervisory Board. Compared to 2004, the dividend increased by 20 percent. With approximately 190 million outstanding shares, the total dividend pay-out for the fiscal year 2005 amounts to EUR 228.5 million.

“2005 was the best business year in our history. Through the increase of dividend, we let our shareholders participate in our success,” said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. “Due to this record year and a dynamic business development in 2006, we are well prepared for the discussions with Bayer about the integration process.”

Additionally, the Annual General Meeting elected Professor Dr. Dieter Hinzen (66) representing the shareholders to the Supervisory Board. Professor Hinzen succeeds Professor Dr. Piet Borst who retired from the Supervisory Board effective the end of the Annual General Meeting.

Additional information
Approximately 83 million shares (approximately 42.8%) were represented at this year’s Annual General Meeting.

Schering AG will publish the Interim Report for the first quarter 2006 on April 26, 2006.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Verena von Bassewitz, T: +49-30-468 19 22 06, verena.vonbassewitz@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de

Find additional information at: www.schering.de/eng

Schering Aktiengesellschaft has filed a solicitation/recommendation statement with the U.S. Securities and Exchange Commission relating to the tender offer for the ordinary shares and American depositary shares of Schering Aktiengesellschaft by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement because it contains important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft may obtain such solicitation/recommendation statement, and other filed documents, free of charge at the U.S. Securities and Exchange Commission's website (http://www.sec.gov) and at Schering Aktiengesellschaft's website (http://www.schering.de)

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.